January 14, 2026
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:      Madeleine Mateo
Re:                Mount Logan Capital Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-292668
Dear Ms. Mateo,
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Mount Logan Capital Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 15, 2026, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Dechert LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Dechert LLP, by calling Anna Tomczyk at (212) 641-5626 or Taylor Stevens at (646) 731-6167.
If you have any questions regarding this request, please contact Anna Tomczyk of Dechert LLP at (212) 641-5626.

Sincerely,

/s/ Edward Goldthorpe
Edward Goldthorpe Chief Executive Officer
cc:             Anna Tomczyk, Dechert LLP